ULTIMUS MANAGERS TRUST
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

VIA EDGAR

September 20, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”)
Request for Withdrawal of Post-Effective Amendment No. 75 to the Trust’s
Registration Statement (File Nos. 333-180308 and 811-22680)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on July 27, 2016 (Accession No. 0001398344-16-015696) in order to update the investment strategy for the Galapagos Partners Select Equity Fund (the “Fund”). The Amendment is being withdrawn because the Trust intends to terminate and liquidate the Fund effective November 18, 2016. No securities were sold in connection with this offering.

Please issue an order with respect to this application for withdrawal as soon as possible. In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to Frank L. Newbauer, Assistant Secretary of the Trust, by facsimile at 513.587.3437. If you have any questions, please do not hesitate to contact me at 513.587.3451.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary of the Trust